UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 16)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,676,765
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,676,765
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,765
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,676,765
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,676,765
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,765
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 16 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, and Amendment No. 15 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, December 31, 2009, February 18, 2010, July 19, 2010, November 30, 2010 and October 11, 2011, respectively (together, the “Previously Filed Amendments”). This Amendment is being made to disclose changes in beneficial ownership by the Reporting Persons of Common Stock and options to purchase Common Stock that were not previously reported on the Initial Statement or the Previously Filed Amendments. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

The acquisition of 59,336 shares of Common Stock and options to purchase 300,000 shares of Common Stock reported in this Amendment was funded using an aggregate cash amount of $37,890.  With respect to the shares of Common Stock referred to in this Item 3, 40,729 were issued to Ms. Brogdon and 8,607 were issued to Mr. Brogdon on October 14, 2011 as a result of a 5% stock dividend declared by the Issuer on August 31, 2011.  With respect to the options to purchase 300,000 shares of Common Stock referred to in this Item 3, options to purchase 150,000 shares of Common Stock were awarded by the Issuer’s Board of Directors to Mr. Brogdon under the Issuer’s 2011 Stock Option Plan on each of November 18, 2011 and February 15, 2012 in connection with Mr. Brogdon’s service to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 1,676,765 shares of Common Stock, warrants to purchase 330,750 shares of Common Stock and options to purchase 300,000 shares of Common Stock, which represents approximately 13.1% of the outstanding Common Stock as of March 14, 2012.  The calculation of this percentage is based on 12,202,042 shares of Common Stock outstanding as of March 14, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2012.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,646,015 shares of Common Stock, comprised of (i) 180,758 shares of Common Stock held of record by Mr. Brogdon; (ii) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $2.72 per share; (iii) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $3.63 per share; (iv) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $4.53 per share; (v) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2012 and prior to November 18, 2021, held by Mr. Brogdon at an exercise price of $6.00 per share; (vi) 50,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2013 and prior to November 18, 2021, held by Mr. Brogdon at an exercise price of $7.00 per share; (vii) 50,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2013 and prior to February 15, 2022, held by Mr. Brogdon at an exercise price of $7.00 per share; (viii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2014 and prior to February 15, 2022, held by Mr. Brogdon at an exercise price of $8.00 per share; and (ix) 865,257 shares of Common Stock held of record by Ms. Brogdon.  The warrants referred to in subsections (ii), (iii) and (iv) of this paragraph were issued to Mr. Brogdon in connection with his being appointed a director of the Issuer in September 2009 and were subject to anti-dilution and therefore were adjusted on each of September 30, 2010 and September 30, 2011 for a 5% stock dividend.  Prior to such adjustment, the warrants were exercisable for 100,000 shares of Common Stock each at exercise prices of $3.00 per share, $4.00 per share and $5.00 per share, respectively.  The options referred to in subsections (v), (vi), (vii) and (viii) were awarded to Mr. Brogdon by the Issuer’s Board of Directors under the Issuer’s 2011 Stock Option Plan in connection with his service to the Issuer.

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The Cover Pages of this Amendment are incorporated herein by reference.

(c)(1).
The following table sets forth all acquisition transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement or the Previously Filed Amendments.

.
Trade Date	Number of Shares or Options Purchased	Purchase Price Per Share or Option	How Purchase Effected	Reporting Person
10/14/2011 *	40,729	$0.000	*	Ms. Brogdon
10/14/2011 *	8,607	$0.000	*	Mr. Brogdon
11/18/2011 **	100,000	$0.000	**	Mr. Brogdon
11/18/2011 ***	50,000	$0.000	***	Mr. Brogdon
02/15/2012 ±	50,000	$0.000	±	Mr. Brogdon
02/15/2012 ¥	100,000	$0.000	¥	Mr. Brogdon
03/28/2012	5,000	$3.790	Open Market	Ms. Brogdon
03/29/2012	3,000	$3.780	Open Market	Ms. Brogdon
03/30/2012	2,000	$3.800	Open Market	Ms. Brogdon

 ____________
*           Represents Common Stock issued as a result of a 5% stock dividend declared by the Issuer on August 31, 2011.

**
Represents option awarded by Issuer’s Board of Directors under Issuer’s 2011 Stock Option Plan, which option is exercisable on or after September 24, 2012, expires on November 18, 2021 and has an exercise price of $6.00 per share.

***
Represents option awarded by Issuer’s Board of Directors under Issuer’s 2011 Stock Option Plan, which option is exercisable on or after September 24, 2013, expires on November 18, 2021 and has an exercise price of $7.00 per share.

±
Represents option awarded by Issuer’s Board of Directors under Issuer’s 2011 Stock Option Plan, which option is exercisable on or after September 24, 2013, expires on February 15, 2022 and has an exercise price of $7.00 per share.

¥
Represents option awarded by Issuer’s Board of Directors under Issuer’s 2011 Stock Option Plan, which option is exercisable on or after September 24, 2014, expires on February 15, 2022 and has an exercise price of $8.00 per share.

(d).	Not applicable.

(e).	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2012
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2012
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon